Exhibit 99.1

Q3

2015 Third Quarter Report

	Three months ended		Nine months ended
Financial and Operating Highlights (1)	September 30		September 30
	2015	2014	2015	2014

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$44,980	$47,190	$122,400	$156,694
Funds from operations	$34,474	$36,818	$91,974	$124,828
per share (2)	$0.20	$0.22	$0.54	$0.74
Total capital expenditures	$39,234	$79,315	$137,379	$149,615
Working capital deficit (3)	$12,273	$48,354	$12,273	$48,354
Bank indebtedness	$285,707	$71,044	$285,707	$71,044
Convertible debentures (face value)	$-	$86,250	$-	$86,250
Basic weighted average shares (000)	170,715	169,789	170,563	169,285
Operating
Daily Production
Natural gas (mcf/d)	147,574	131,553	135,104	129,682
Liquids (bbls/d)	212	161	146	174
Total mcfe/d (4)	148,846	132,519	135,980	130,726
Total boe/d (4)	24,808	22,087	22,663	21,788
Average prices (including hedging)
Natural gas ($/mcf)	$3.25	$3.80	$3.27	$4.30
Liquids ($/bbl)	$45.43	$83.14	$45.16	$93.87
Cash netbacks ($/mcfe) (4)
Natural gas and liquids sales	$2.70	$4.10	$2.65	$4.72
Realized gains (losses) on derivatives	0.58	(0.23)	0.65	(0.33)
Royalties	(0.12)	(0.19)	(0.12)	(0.22)
Operating expense	(0.36)	(0.35)	(0.36)	(0.31)
Operating netback	2.80	3.33	2.82	3.86
General and administrative	(0.11)	(0.12)	(0.15)	(0.17)
Finance expense	(0.20)	(0.19)	(0.20)	(0.22)
Other income	0.02	-	0.01	0.03
Cash netbacks	$2.51	$3.02	$2.48	$3.50

(1)	Financial and operating highlights for continuing operations of Advantage.
(2)	Based on basic weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

MESSAGE TO SHAREHOLDERS

Production Up 19%, Total Cash Costs Down 11% & Cash Flow Up 25%

Advantage Oil & Gas Ltd. is pleased to provide its third quarter 2015 operating and financial results which included production near the upper end of guidance despite ongoing TransCanada Pipelines Limited (“TCPL”) transportation restrictions. Advantage’s third quarter 2015 cash flow benefited from its industry leading low cost structure, solid well performance and our ongoing natural gas hedging program which partially mitigated a 28% reduction in Aeco Cdn natural gas prices from $4.02/mcf to $2.90/mcf when compared to the same quarter of 2014.

Advantage grew production and production per share by 19% to 149 mmcfe/d in the third quarter of 2015 compared to the second quarter of 2015 following the expansion of the Corporation’s 100% owned Glacier gas plant in mid-July 2015. Glacier Montney well performance continues to demonstrate strong productivity with a total of only 5 new wells required to support higher production levels to the end of the third quarter. Advantage has a standing well inventory of 31 completed and uncompleted wells which are estimated to provide sufficient production capacity to grow annual production by approximately 39% to attain our 2016 average production target of 200 mmcfe/d (33,300 boe/d).

Advantage’s total cash costs during the third quarter of 2015 decreased by 11% to $0.79/mcfe through its operational achievements and the Corporation’s overall focus on improving cost efficiencies. Advantage’s cash flow on a total and per share basis increased by 25% to $34 million and $0.20 per share, respectively as compared to the second quarter of 2015.

TCPL firm and interruptible service restrictions are now expected to continue throughout the fourth quarter of 2015 based on TCPL’s most recent maintenance schedule, with restrictions expected to lessen by year end. As a result, Advantage estimates fourth quarter 2015 production to average approximately 160 mmcfe/d based on the Corporation’s average contracted firm service level of 97%, TCPL firm service restrictions and a scheduled Glacier plant outage to accommodate installation of a final compressor unit. Should surplus TCPL firm and interruptible transportation service become available, Advantage is well positioned to produce in excess of 200 mmcfe/d by accessing its spare plant capacity and its inventory of 18 completed standing wells which are estimated to have a combined initial average 30 day production rate (“IP30”) of over 120 mmcf/d.

Advantage’s Montney development at Glacier continues to demonstrate industry leading low costs, strong capital efficiencies, low risk drilling and economic development at current commodity prices. These achievements reinforce our continued progress towards the Corporation’s planned average production growth of approximately 29% per year over the next two years. Details pertaining to Advantage’s 2016 Budget and guidance and updated future estimates are targeted to be released prior to year end 2015.

Third Quarter 2015 Operating and Financial Highlights

Funds from operations increased 25% to $34.5 million or $0.20 per share. Hedging gains of $8.0 million during the third quarter of 2015 partly offset a significant decrease in Canadian natural gas prices, TCPL’s transportation restrictions and unplanned outages. Advantage’s cash netback for the third quarter of 2015 was $2.51/mcfe ($15.11 /boe) which represents 77% of the realized sales price, including hedging.

Production increased 19% to 149 mmcfe/d (24,808 boe/d) for the third quarter of 2015. Production for the nine months ended September 30, 2015 averaged 136 mmcfe/d (22,663 boe/d).

Advantage Oil & Gas Ltd - 2

Total Debt was $298 million including $12 million of working capital deficit at the end of the third quarter which is consistent with Advantage’s development plan.

Advantage’s credit facility was reconfirmed at $450 million subsequent to its normal mid-year review process in October, 2015. The Corporation retains an undrawn bank line of $164 million and maintains financial flexibility to support future development.

Industry leading total cash costs decreased 11% to $0.79/mcfe as compared to the second quarter of 2015. Total cash costs include operating expense ($0.36/mcfe), royalties ($0.12/mcfe), general and administrative expense ($0.11/mcfe), and finance expense ($0.20/mcfe).

Strong natural gas hedge positions averaging 52% of forecast production at Aeco Cdn $3.83/mcf from October to December 2015 and 52% of forecast production for 2016 at Aeco Cdn $3.62/mcf provides near term downside gas price protection. For 2017, Advantage has hedged an average 16 % of its forecast production at Aeco Cdn $3.37/mcf.

Operational Update

Glacier Montney wells continue to demonstrate strong performance. Advantage required only three new wells to initially increase production capacity from 130 mmcfe/d to 183 mmcfe/d in July 2015. At the end of the third quarter, a total of only 5 new wells (two Upper Montney, two Middle Montney and one Lower Montney) were required to support higher production levels. The three initial wells (one Lower Montney and two Upper Montney) were initially brought on production at individual rates of 12 to 21 mmcf/d and are now restricted at rates of 6 to 8 mmcf/d but continue to demonstrate a high average flowing pressure of 8,300 kpa. The remaining two new Middle Montney wells were initially brought on production at 18 and 9 mmcf/d. All five wells are beginning to indicate lower production declines similar to our 2013 Montney wells which outperformed type curve production expectations.

Two New Liquids Rich Middle Montney wells demonstrate improved production. Two new Glacier Middle Montney wells from our 2014 drilling program were brought on production in September 2015. These two wells are located in east Glacier and were completed with a modified completion and frac design compared to our initial 2012 Middle Montney wells. Early indications suggest these wells could outperform Management’s current Middle Montney type curve which utilizes an average 30 day intitial production rate (“IP30”) of 4 mmcfe/d and a proven plus probable estimated ultimate recovery (“EUR”) of 4 Bcfe. An additional 8 Middle Montney wells remain completed and standing from the 2014 drilling program and will be brought on-stream through 2016.

Advantage initiated drilling on a new Upper and Lower Montney eight well pad and rig released two wells in the third quarter of 2015. The Corporation is undertaking a prudent approach to begin building future well inventory to support production growth in 2017 and will pace drilling activity through 2016 to preserve balance sheet strength. We estimate the number of wells required to support our future production growth will decrease as a result of better well performance and require a lower level of well capital due to reduced service costs and improved operational efficiencies. We expect this lower service cost environment will continue through 2016.

Advantage is continuing to optimize investment returns by preferentially producing our dry gas Upper and Lower Montney wells. The current low liquids pricing environment reduces the economic return on our liquids rich Middle Montney wells compared to our dry gas wells. This flexibility is made possible by Advantage’s 100% ownership and operatorship of our Glacier gas plant and by managing the production rate and number of our Middle Montney wells that are placed on production.

Advantage Oil & Gas Ltd - 3

Advantage’s development & facilities at Glacier provides flexibility to accelerate production growth should surplus TCPL transporation capacity become available. With current excess production capability of 120 mmcf/d from 18 completed wells and spare capacity at our Glacier gas plant, Advantage is well positioned to immediately increase production subject to TCPL transportation capacity. In addition, 13 uncompleted standing wells are available to sustain production levels. We will continue to closely monitor the ongoing TCPL pipeline transportation situation and evaluate transportation alternatives in the short term.

Continuing TCPL Transportation Restrictions

Based on TCPL’s most recent maintenance schedule and information, we anticipate firm and interruptible transportation service restrictions will continue in the fourth quarter of 2015 and subside towards year end. TCPL firm service restrictions have impacted Advantage production for 24 days in the fourth quarter to date with more TCPL maintenance work scheduled for November. These ongoing TCPL restrictions create additional challenges to conduct throughput capacity tests on our new equipment and to minimize the impacts of normal maintenance work at Glacier. TCPL has indicated additional transportation capacity will become available into 2016.

Looking Forward

Advantage’s Management and Board are focused on developing the Corporation’s Glacier Montney resource play in a manner that grows long term value and preserves financial strength. The ongoing operational achievements at Glacier demonstrate the high quality of our Montney asset and provides a solid foundation to facilitate value growth through lower risk capital investment. We believe this solid foundation provides a sustainable and profitable model which provides corporate flexibility and resilience in this volatile market environment.

Advantage Oil & Gas Ltd - 4

Advisory

The information in this report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “guidance”, “demonstrate”, “expect”, “may”, “can”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet during cycles of volatility in the commodity and financial markets; Advantage's focus on execution and optimization of its development plan and the maintenance of a strong balance sheet and its anticipated effect on per share growth; Advantage's anticipated production, production per share growth, cash flow per share growth and debt to cash flow ratio including the targeted amount and timing of achievement thereof; expected increases in production in 2015, 2016 and 2017 resulting from Advantage’s Glacier development plan; expected maintenance work to be performed by TransCanada during the fourth quarter of 2015; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed; anticipated timing of completion of expansion of Glacier gas plant and expected effect of completion of such expansion on Advantage's production; anticipated effect of Advantage's Glacier Montney asset, cost structure, strong balance sheet and focused business plan on execution of Advantage's development program and production and cash flow per share growth; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation’s Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this report, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided above its continuous disclosure as filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Certain type curves presented in this report represent estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. Four mmcf/d IP30 and four Bcfe Middle Montney type curves and EUR, respectively are management generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The type curves and EUR represent what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

Advantage Oil & Gas Ltd - 5

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this report to final production test rates, initial test production rates, 30 day production rates (“IP30”) and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation’s most recent Management’s Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this report have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
GJ	gigajoule
kpa	kilopascal
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

Advantage Oil & Gas Ltd - 6

CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of November 5, 2015, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and nine months ended September 30, 2015 and should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2015 and the audited consolidated financial statements and MD&A for the year ended December 31, 2014. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The terms “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; expected timing of an additional water disposal well becoming operational and the anticipated effect that such well will have on higher water volumes during initial flowback of newly completed wells; terms of the Corporation's equity compensation plans; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation's strategy for managing its capital structure, including the use of equity and debt financing arrangements, declaring a dividend, adjusting capital spending and financial and operational forecasting processes to facilitate management of the Corporation's capital structure; the timing of reviews of capital structure and forecast information by management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's plans to fund the majority of its capital expenditures for the year ended December 31, 2015 from funds from operations and available credit facilities; the Corporation's estimated debt to trailing funds from operations ratio; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; the focus of the Corporation's capital expenditures and operations, including the Corporation's drilling and facility expansion plans and its ability to maintain and increase production to the levels disclosed herein; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a return to the Corporation's shareholders; and the statements under "critical accounting estimates" in this MD&A. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; delays in timing of completion of the Corporation's plant expansion at Glacier; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

Advantage Oil & Gas Ltd - 7

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Disposition of Longview and Discontinued Operations

Advantage owned 21,150,010 common shares of Longview Oil Corp. (“Longview”) prior to February 28, 2014, representing an interest of approximately 45.1% of Longview. Since Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, prior to February 28, 2014, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. On February 28, 2014, Advantage sold the 21,150,010 common shares of Longview and received net proceeds of $90.2 million, all of which were used to reduce existing bank indebtedness. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014.

Given that the Longview legal entity was an operating segment, the financial results for the Advantage legal entity are presented as “continuing operations” and for the Longview legal entity are presented as “discontinued operations” for all periods in the consolidated financial statements, as required by IFRS. This presentation has been consistently applied throughout this MD&A on a similar basis with the term “continuing operations” referring to the Advantage legal entity and “discontinued operations” referring to the Longview legal entity.

Advantage Oil & Gas Ltd - 8

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2015	2014	% change	2015	2014	% change
Cash provided by operating activities - continuing operations	$39,619	$55,431	(29)%	$83,592	$121,689	(31)%
Expenditures on decommissioning liability	319	32	897%	710	79	799%
Changes in non-cash working capital	(2,790)	(16,333)	(83)%	15,079	10,825	39%
Finance expense (1)	(2,674)	(2,312)	16%	(7,407)	(7,765)	(5)%
Funds from operations - continuing operations	$34,474	$36,818	(6)%	$91,974	$124,828	(26)%
Funds from operations - discontinued operations	-	-	-%	-	10,019	(100)%
Funds from operations	$34,474	$36,818	(6)%	$91,974	$134,847	(32)%

(1)	Finance expense excludes non-cash accretion expense.

Advantage Oil & Gas Ltd - 9

FINANCIAL AND OPERATING REVIEW – CONTINUING OPERATIONS

Overview

	Three months ended				Nine months ended
	September 30				September 30
	2015		2014		2015		2014
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales	$37,013	$2.70	$50,022	$4.10	$98,444	$2.65	$168,467	$4.72
Realized gains (losses) on derivatives	7,967	0.58	(2,832)	(0.23)	23,956	0.65	(11,773)	(0.33)
Royalties	(1,687)	(0.12)	(2,329)	(0.19)	(4,458)	(0.12)	(7,867)	(0.22)
Operating expense	(4,913)	(0.36)	(4,280)	(0.35)	(13,359)	(0.36)	(11,228)	(0.31)
Operating income and	38,380	2.80	40,581	3.33	104,583	2.82	137,599	3.86
operating netbacks
General and administrative expense (1)	(1,489)	(0.11)	(1,452)	(0.12)	(5,641)	(0.15)	(6,055)	(0.17)
Finance expense (2)	(2,674)	(0.20)	(2,312)	(0.19)	(7,407)	(0.20)	(7,765)	(0.22)
Other income (3)	257	0.02	1	-	439	0.01	1,049	0.03
Funds from operations and cash netbacks	$34,474	$2.51	$36,818	$3.02	$91,974	$2.48	$124,828	$3.50

Per basic weighted average share	$0.20		$0.22		$0.54		$0.74

(1)	General and administrative expense excludes share based compensation.

(2)	Finance expense excludes non-cash accretion expense.

(3)	Other income excludes non-cash other income.

For the three and nine months ended September 30, 2015, Advantage realized funds from operations of $34.5 million and $92.0 million with cash netbacks of $2.51/mcfe and $2.48/mcfe, respectively. On a per share basis, funds from operations was $0.20 and $0.54 per share for the three and nine months ended September 30, 2015, respectively. The decrease in funds from operations and cash netbacks for 2015 as compared to 2014 was the result of a significant decrease in natural gas prices (see “Commodity Prices and Marketing”). The effect of lower natural gas prices was partially mitigated by our significant hedging position that resulted in realized gains of $8.0 million and $24.0 million for the three and nine months ended September 30, 2015, respectively. Additionally, total cash costs for the three and nine months ended September 30, 2015, including royalties, operating expense, general and administrative expense, and finance expense have been reduced by 7% and 10% to $0.79/mcfe and $0.83/mcfe, respectively, as compared to the same periods of 2014. The lower total cash cost structure resulted from transforming Advantage into a pure play Montney producer with a single focus on development of our Glacier, Alberta area. Production increased 19% for the third quarter of 2015 as compared to the second quarter of 2015 and 12% compared to the third quarter of 2014 resulting from the successful expansion of Advantage’s 100% owned Glacier gas plant in July 2015 (see “Production”).

Advantage Oil & Gas Ltd - 10

Natural Gas and Liquids Sales and Hedging

	Three months ended			Nine months ended
	September 30			September 30
($000)	2015	2014	% change	2015	2014	% change
Natural gas sales	$36,128	$48,794	(26)%	$96,647	$163,998	(41)%
Realized gains (losses) on derivatives	7,967	(2,832)	(381)%	23,956	(11,773)	(303)%
Natural gas sales including hedging	44,095	45,962	(4)%	120,603	152,225	(21)%
Liquids sales	885	1,228	(28)%	1,797	4,469	(60)%
Total (1)	$44,980	$47,190	(5)%	$122,400	$156,694	(22)%

(1)	Total excludes unrealized derivative gains and losses.

Total sales including hedging for the three months ended September 30, 2015 was $45.0 million, an increase of $7.6 million or 20% as compared to the second quarter of 2015 and a decrease of $2.2 million or 5% as compared to the third quarter of 2014. For the nine months ended September 30, 2015 total sales including hedging was $122.4 million, a decrease of $34.3 million or 22% when compared to 2014. Realized hedging gains of $8.0 million and $24.0 million for the three and nine months ended September 30, 2015 partially mitigated the significant decline in natural gas prices.

Production

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
Natural gas (mcf/d)	147,574	131,553	12%	135,104	129,682	4%
Liquids (bbls/d)	212	161	32%	146	174	(16)%
Total- mcfe/d	148,846	132,519	12%	135,980	130,726	4%
- boe/d	24,808	22,087	12%	22,663	21,788	4%
Natural gas (%)	99%	99%		99%	99%
Liquids (%)	1%	1%		1%	1%

Production for the third quarter of 2015 was 19% higher as compared to the second quarter of 2015, and 12% higher as compared to the third quarter of 2014. In July 2015, we successfully completed the Glacier gas plant expansion and production ramp-up consistent with our multi-year development plan. The Corporation’s third quarter production was negatively affected by Trans-Canada Pipelines Ltd. (“TCPL”) unplanned maintenance outages resulting in firm and interruptible transportation service restrictions on their northwest Alberta main gas pipeline. Additionally, planned outages that were required to install new equipment for the Glacier gas plant expansion also took slightly longer than anticipated.

Advantage Oil & Gas Ltd - 11

Commodity Prices and Marketing

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$2.66	$4.03	(34)%	$2.62	$4.63	(43)%
Natural gas, including hedging ($/mcf)	$3.25	$3.80	(14)%	$3.27	$4.30	(24)%
Liquids, including hedging ($/bbl)	$45.43	$83.14	(45)%	$45.16	$93.87	(52)%

Benchmark Prices
AECO daily ($/mcf)	$2.90	$4.02	(28)%	$2.77	$4.77	(42)%
AECO monthly ($/mcf)	$2.80	$4.22	(34)%	$2.81	$4.55	(38)%
NYMEX ($US/mmbtu)	$2.77	$4.07	(32)%	$2.80	$4.53	(38)%
Edmonton Light ($/bbl)	$55.58	$97.07	(43)%	$58.34	$100.89	(42)%

Advantage’s natural gas production at Glacier is delivered and sold directly into TCPL. The prices we receive are based on a combination of AECO daily and monthly. Specifically, Advantage sells production at the AECO monthly price equal to our hedged production volumes for any given month as all of our hedges are based on the AECO monthly index (see “Commodity Price Risk”). The remainder of our production is sold at the AECO daily index. Realized natural gas prices, excluding hedging, were much lower than those of the prior year corresponding to the significant decline in AECO prices. Natural gas prices in early 2014 were much higher as a result of an extremely cold 2013/2014 winter that increased demand and reduced North American storage levels well below the five-year average. Commencing in the second half of 2014, natural gas prices have decreased due to the continued strong growth of U.S. domestic natural gas production without a similar corresponding growth in demand. This supply and demand imbalance has continued in 2015.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivatives for the purpose of hedging through to March 31, 2018 in support of our Glacier multi-year development plan. Our Credit Facilities allow Advantage to hedge up to 65% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year. Advantage has hedged approximately 54% of forecast production, net of royalties, for the remainder of 2015 at an average natural gas price of $3.83/mcf.

Our current hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO
Q4 2015	80.6 mmcf/d	52%	$3.83/mcf
Q1 2016 to Q4 2016	94.8 mmcf/d	52%	$3.62/mcf
Q1 2017 to Q4 2017	34.4 mmcf/d	16%	$3.37/mcf
Q1 2018	19.0 mmcf/d	9%	$3.27/mcf

A summary of realized and unrealized hedging gains and losses for the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2015	2014	% change	2015	2014	% change
Realized gains (losses) on derivatives	$7,967	$(2,832)	(381)%	$23,956	$(11,773)	(303)%
Unrealized gains (losses) on derivatives	(219)	5,987	(104)%	(8,695)	(7,457)	17%
Total gains (losses) on derivatives	$7,748	$3,155	146%	$15,261	$(19,230)	(179)%

For the three and nine months ended September 30, 2015, we realized derivative gains as a result of the significant decline in natural gas prices as compared to our average hedge prices. For the nine months ended September 30, 2015, an unrealized derivative loss of $8.7 million was recognized, being the decrease in fair value to a net derivative asset of $37.9 million at September 30, 2015 as compared to a net derivative asset of $46.6 million at December 31, 2014. The fair value of the net derivative asset is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These derivative contracts will settle from October 1, 2015 to March 31, 2018 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd - 12

Royalties

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
Royalties ($000)	$1,687	$2,329	(28)%	$4,458	$7,867	(43)%
per mcfe	$0.12	$0.19	(37)%	$0.12	$0.22	(45)%
Royalty Rate (percentage of natural gas and liquids sales)	4.6%	4.7%	(0.1)%	4.5%	4.7%	(0.2)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Our average royalty rates are impacted by well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the province’s share of our natural gas production. Total royalties paid during the three and nine months ended September 30, 2015 are lower than the same periods of 2014 due to the significant decline in natural gas prices.

Operating Expense

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
Operating expense ($000)	$4,913	$4,280	15%	$13,359	$11,228	19%
per mcfe	$0.36	$0.35	3%	$0.36	$0.31	16%

For both the three and nine months ended September 30, 2015, operating expense was $0.36/mcfe, slightly higher as compared to the same periods of 2014. The increases are due to additional third party water disposal and trucking costs resulting from the flowback of high volumes of water used during slick water completion operations in the second and third quarters of 2015. Advantage has drilled an additional water disposal well that will be operational during the fourth quarter of 2015 that will help alleviate the higher water volumes during initial flowback of newly completed wells.

Advantage Oil & Gas Ltd - 13

General and Administrative Expense

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
General and administrative expense
Cash expense ($000)	$1,489	$1,452	3%	$5,641	$6,055	(7)%
per mcfe	$0.11	$0.12	(8)%	$0.15	$0.17	(12)%
Share based compensation ($000)	$659	$539	22%	$2,269	$1,576	44%
per mcfe	$0.05	$0.04	25%	$0.06	$0.04	54%

Total general and administrative expense ($000)	$2,148	$1,991	8%	$7,910	$7,631	4%
per mcfe	$0.16	$0.16	-%	$0.21	$0.21	1%
Employees at September 30				26	27	(4)%

Cash general and administrative (“G&A”) expense for the three months ended September 30, 2015 was comparable to the same period of 2014, and for the nine months ended September 30, 2015 decreased 12% on a per mcfe basis compared to the same period of 2014.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long term compensation to service providers and to align the interests of service providers with that of shareholders. During the 2015 year Advantage has granted 1.0 million stock options and 0.3 million performance awards. As at September 30, 2015, a total of 4.4 million stock options and 0.7 million performance awards are unexercised which represents only 3.0% of Advantage’s total outstanding common shares.

Depreciation Expense

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
Depreciation expense ($000)	$23,660	$21,930	8%	$64,144	$64,131	-%
per mcfe	$1.73	$1.80	(4)%	$1.73	$1.80	(4)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. Depreciation expense for the nine months ended September 30, 2015 was comparable to the same period of 2014. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions.

Advantage Oil & Gas Ltd - 14

Finance Expense

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
Finance expense
Cash expense ($000)	$2,674	$2,312	16%	$7,407	$7,765	(5)%
per mcfe	$0.20	$0.19	5%	$0.20	$0.22	(9)%
Accretion expense ($000)	$276	$1,147	(76)%	$1,154	$3,401	(66)%
per mcfe	$0.02	$0.09	(78)%	$0.03	$0.09	(67)%
Total finance expense ($000)	$2,950	$3,459	(15)%	$8,561	$11,166	(23)%
per mcfe	$0.22	$0.28	(21)%	$0.23	$0.31	(26)%

Cash finance expense increased during the three months ended September 30, 2015, as compared to the same period of 2014, due to higher average bank debt during the period. The Corporation’s interest rates on bank indebtedness also slightly increased in the current quarter due to the higher total debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee.

Accretion expense represents non-cash charges that increase the carrying value of the convertible debentures and decommissioning liability as a result of the passage of time. Since the convertible debentures matured on January 30, 2015, accretion expense for both the three and nine months ended September 30, 2015 were lower than 2014.

Other Income (Expense)

	Three months ended			Nine months ended
	September 30			September 30
($000)	2015	2014	% change	2015	2014	% change
Interest income - Questfire Debenture	$-	$-	-%	$-	$455	(100)%
Accretion income - Questfire Debenture	-	-	-%	-	557	(100)%
Loss on disposition - Questfire Debenture	-	-	-%	-	(13,833)	(100)%
Gain on disposition - Questfire Class B Shares	-	-	-%	-	150	(100)%
Gain (loss) on sale of asssets	-	11	(100)%	-	(1,489)	(100)%
Miscellaneous income	257	1	25,600%	439	594	(26)%
	$257	$12	2,042%	$439	$(13,566)	(103)%

Advantage recognized interest and accretion income earned on the Questfire Debenture from April 2013 up to the first quarter of 2014, the time during which we owned the Debenture. During the first quarter of 2014, Advantage accepted a proposal from Questfire to redeem the Questfire Debenture for an aggregate purchase price of $13.6 million and Advantage recognized a loss of $13.8 million. During the same period, Advantage also accepted a Questfire offer to purchase by way of issuer bid, all of the Class B Shares, and recognized a net gain of $0.2 million.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the nine months ended September 30, 2015, the Corporation recognized a deferred income tax expense of $6.7 million as a result of the $15.7 million income before taxes from continuing operations and a $1.6 million deferred income tax expense recognized in the second quarter of 2015 for the Alberta corporate tax rate increase from 10% to 12% enacted by the provincial government in June 2015. As at September 30, 2015, the Corporation had a deferred income tax liability balance of $40.1 million.

Advantage Oil & Gas Ltd - 15

Net Income and Comprehensive Income from Continuing Operations

	Three months ended			Nine months ended
	September 30			September 30
	2015	2014	% change	2015	2014	% change
Net income and comprehensive income from continuing operations ($000)	$6,959	$14,201	(51)%	$8,970	$20,915	(57)%
per share - basic and diluted	$0.04	$0.08	(50)%	$0.05	$0.12	(58)%

Advantage’s net income from continuing operations for both the three and nine months ended September 30, 2015 has decreased from 2014, primarily due to lower natural gas prices during 2015.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2015	2016 & 2017	2018 & 2019	2020	After 2020
Building leases	$4.3	$0.2	$2.3	$1.8	$-	$-
Pipeline/transportation	169.9	4.9	39.4	45.3	17.2	63.1
Bank indebtedness (1) - principal	285.7	-	285.7	-	-	-
- interest	8.1	2.7	5.4	-	-	-
Total contractual obligations	$468.0	$7.8	$332.8	$47.1	$17.2	$63.1

(1)	As at September 30, 2015, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2016. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

Advantage Oil & Gas Ltd - 16

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	September 30, 2015
Bank indebtedness (non-current)	$285,707

Working capital deficit (1)	12,273
Total debt	$297,980
Shares outstanding	170,715,478
Shares closing market price ($/share)	$6.97
Market capitalization (2)	$1,189,887

Total capitalization	$1,487,867

Total debt to funds from operations (3)	2.3

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.
(3)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit. Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital deficit, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due and has $164.3 million available on its $450 million Credit Facility at September 30, 2015. For the remainder of 2015, we will be funding our capital expenditures from funds from operations and our available Credit Facilities. We will continue to be very cognizant of maintaining financial flexibility and strength in the current environment.

Shareholders’ Equity and Convertible Debentures

As at September 30, 2015, Advantage had 170.7 million common shares outstanding. During the nine months ended September 30, 2015, Advantage issued 0.6 million common shares to service providers in exchange for the exercise of 1.7 million stock options. As at September 30, 2015, a total of 4.4 million stock options and 0.7 million performance awards are unexercised which represents only 3.0% of Advantage’s total outstanding common shares. As at November 5, 2015, Advantage had 170.7 million common shares outstanding.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at December 31, 2014 that were convertible to 10.0 million common shares based on the applicable conversion price. The convertible debentures matured on January 30, 2015 and were settled with cash from the Credit Facilities.

Advantage Oil & Gas Ltd - 17

Bank Indebtedness, Credit Facilities and Other Obligations

At September 30, 2015, Advantage had bank indebtedness outstanding of $285.7 million, an increase of $175.7 million since December 31, 2014. The increase in bank indebtedness is consistent with our approved 2015 budget including planned capital expenditure activity that was more heavily weighted to the first half of 2015, and the $86.2 million settlement of the convertible debentures that matured on January 30, 2015. Advantage’s credit facilities borrowing base is $450 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. Advantage’s Credit Facilities were reconfirmed in October 2015 as part of the banking syndicates’ normal semi-annual review. The next annual review is scheduled to occur in June 2016. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficit of $12.3 million as at September 30, 2015, a continual decrease from December 31, 2014 due to the relatively high level of capital expenditure activity that was underway at that time. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our continuing capital development activities. We do not anticipate any problems in satisfying the working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Nine months ended
	September 30		September 30
($000)	2015	2014	2015	2014
Drilling, completions and workovers	$14,618	$70,752	$57,604	$129,658
Well equipping and facilities	24,528	7,789	78,291	17,370
Other	88	-	292	-
Expenditures on property, plant and equipment	39,234	78,541	136,187	147,028
Expenditures on exploration and evaluation assets	-	774	1,192	2,587
Net capital expenditures (1)	$39,234	$79,315	$137,379	$149,615

(1)	Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage invested $136.2 million on property, plant and equipment at Glacier for the nine months ended September 30, 2015 with $39.2 million invested in the current quarter.

During the third quarter approximately 62% of the expenditures were directed to our 100% owned Glacier gas plant expansion project and expansion of our gas gathering and sales pipeline infrastructure. Advantage began commissioning operations in July 2015 with Montney dry gas production increased systematically to initially test the expanded inlet and compression capacity of the plant.  Production through the Glacier gas plant has been tested at rates up to 200 mmcf/d. Following final commissioning in the fourth quarter of 2015, processing capacity at the Glacier gas plant will be increased to 250 mmcf/d which includes spare capacity to meet future production growth in 2016 and 2017. The plant will be capable of processing varying amounts of dry and liquids rich gas production with the final commissioning of natural gas liquids extraction and condensate stabilization equipment.

Due to strong well performance and a substantial inventory of available production, only two Montney horizontal wells were drilled and rig released during the quarter. These two wells are on an eight well pad that will be drilled through this winter. At the end of the third quarter of 2015, we had an inventory of 31 standing wells, consisting of 18 wells that are production ready and another 13 wells that are drilled and waiting to be completed.

In the first quarter of 2015, Advantage acquired five additional sections of Lower Doig/Montney land rights in the greater Glacier area. Advantage now holds a total of 137 net sections (87,584 net acres) of either Lower Doig or Montney rights.

Advantage Oil & Gas Ltd - 18

Sources and Uses of Funds

The following table summarizes the various funding requirements during the nine months ended September 30, 2015 and 2014 and the sources of funding to meet those requirements:

	Nine months ended
	September 30
($000)	2015	2014
Sources of funds
Increase in bank indebtedness	$176,650	$-
Funds from operations	91,974	124,828
Disposition of Longview investment	-	90,153
Disposition of Questfire investments	-	17,500
Dividends received from Longview	-	1,692
	$268,624	$234,173
Uses of funds
Expenditures on property, plant and equipment	$136,187	$147,028
Maturity of convertible debenture	86,240	-
Change in non-cash working capital and other	44,295	1,477
Expenditures on exploration and evaluation assets	1,192	2,587
Expenditures on decommissioning liability	710	79
Decrease in bank indebtedness	-	82,791
Property dispositions	-	211
	$268,624	$234,173

Bank indebtedness increased as planned during the nine months ended September 30, 2015 to fund capital expenditures and the maturity of our convertible debentures on January 30, 2015. As in previous years, a higher level of capital activity was scheduled for the first half of 2015 as compared to the second half. For the remainder of 2015, we will be funding our capital expenditures with funds from operations and our available Credit Facilities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

FINANCIAL AND OPERATING REVIEW – DISCONTINUED OPERATIONS

The following financial and operating highlights for Longview to February 28, 2014 have been presented to provide additional information with respect to the Longview segment prior to disposition.

	Nine months ended
	September 30
	2015	2014 (1)
Production (boe/d)	-	5,622
Funds from operations ($000)	$-	$10,019
Net capital expenditures ($000)	$-	$19,092
Net loss and comprehensive loss from discontinued operations ($000)	$-	$(58,894)
per share - basic and diluted	$-	$(0.35)

(1)	Represents the financial and operating results for the Longview segment for the 59 days from January 1, 2014 to February 28, 2014.

Advantage Oil & Gas Ltd - 19

Quarterly Performance

	2015			2014				2013
($000, except as otherwise indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Continuing Operations - Advantage
Daily production
Natural gas (mcf/d)	147,574	124,299	133,281	133,433	131,553	134,912	122,481	108,260
Liquids (bbls/d)	212	112	112	113	161	200	164	79
Total (mcfe/d)	148,846	124,971	133,953	134,111	132,519	136,112	123,465	108,734
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.66	$2.50	$2.68	$3.78	$4.03	$4.71	$5.21	$3.21
Including hedging	$3.25	$3.27	$3.30	$3.72	$3.80	$4.27	$4.89	$3.39
AECO daily	$2.90	$2.66	$2.76	$3.61	$4.02	$4.69	$5.59	$3.52
AECO monthly	$2.80	$2.67	$2.96	$4.01	$4.22	$4.68	$4.77	$3.15
Liquids ($/bbl)
Including hedging	$45.43	$47.91	$41.86	$71.35	$83.14	$102.41	$94.10	$77.01
Edmonton Light ($/bbl)	$55.58	$67.68	$51.73	$75.54	$97.07	$105.65	$99.99	$86.88
Total sales including realized hedging	$44,980	$37,429	$39,991	$46,409	$47,190	$54,265	$55,239	$34,304
Net income (loss)	$6,959	$(2,060)	$4,071	$53,682	$14,201	$24,330	$(17,616)	$(6,273)
per share - basic and diluted	$0.04	$(0.01)	$0.02	$0.32	$0.08	$0.14	$(0.10)	$(0.04)
Funds from operations	$34,474	$27,571	$29,929	$39,182	$36,818	$42,561	$45,449	$23,822

Discontinued Operations - Longview
Total sales including realized hedging	$-	$-	$-	$-	$-	$-	$23,237	$33,721
Net income (loss)	$-	$-	$-	$-	$-	$-	$(58,894)	$870
per share - basic and diluted (1)	$-	$-	$-	$-	$-	$-	$(0.35)	$0.01
Funds from operations	$-	$-	$-	$-	$-	$-	$10,019	$13,740

(1)	Per share amounts based on weighted average basic and diluted shares outstanding of Advantage Oil & Gas Ltd.

The table above highlights the Corporation’s performance for the third quarter of 2015 and also for the preceding seven quarters for both continuing and discontinued operations. Successful execution of our 2013 capital development program at Glacier resulted in additional production growth in early 2014 as we reached our target of 135 mmcfe/d in March 2014. The 135 mmcfe/d production level was maintained as we drilled the required well inventory and completed the first phase of commissioning operations at our expanded Glacier plant in July 2015 at which time production capability reached 183 mmcfe/d. The Corporation’s production for the second and third quarters of 2015 were negatively impacted by TCPL unplanned firm service outages in addition to Advantage’s planned outages required to install new equipment for the Glacier gas plant expansion.

Sales and funds from operations that increased dramatically in 2014 attributable to improved natural gas prices and production growth has since decreased in 2015 with the decline in natural gas prices. Although Advantage has generally reported net income, we have reported a net loss during quarters of particularly weak natural gas prices. In the first quarter of 2014, Advantage recognized a $13.8 million loss on redemption of the Questfire Debenture and a $58.8 million loss on disposition of the Longview operating segment as the net proceeds received by Advantage were less than the carrying value of the net assets. As a pure Montney producer, Advantage now has a much simpler capitalization structure and a strong balance sheet to continue its multi-year development plan. Advantage’s production growth at Glacier and industry leading low cost structure has generally resulted in strong sales including realized hedging, net income and funds from operations despite the challenging low natural gas prices.

Advantage Oil & Gas Ltd - 20

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the nine months ended September 30, 2015.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the nine months ended September 30, 2015. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and MD&A for the year ended December 31, 2014.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Advantage Oil & Gas Ltd - 21

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

November 5, 2015

Advantage Oil & Gas Ltd - 22

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	September 30, 2015	December 31, 2014

ASSETS
Current assets
Trade and other receivables		$16,917	$21,974
Prepaid expenses and deposits		2,905	2,503
Derivative asset	5	29,388	31,595
Total current assets		49,210	56,072

Non-current assets
Derivative asset	5	8,925	14,961
Exploration and evaluation assets		10,995	9,803
Property, plant and equipment	4	1,449,834	1,373,931
Total non-current assets		1,469,754	1,398,695
Total assets		$1,518,964	$1,454,767

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$32,095	$81,741
Convertible debenture		-	85,941
Total current liabilities		32,095	167,682

Non-current liabilities
Derivative liability	5	452	-
Performance incentive plan	3(a)	-	512
Bank indebtedness	6	285,707	109,970
Decommissioning liability	7	52,873	48,878
Deferred income tax liability	8	40,141	33,399
Total non-current liabilities		379,173	192,759
Total liabilities		411,268	360,441

SHAREHOLDERS' EQUITY
Share capital	9	2,236,358	2,234,959
Convertible debenture equity component		-	8,348
Contributed surplus		102,253	90,904
Deficit		(1,230,915)	(1,239,885)
Total shareholders' equity		1,107,696	1,094,326
Total liabilities and shareholders' equity		$1,518,964	$1,454,767

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd - 23

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Nine months ended
		September 30		September 30
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	2015	2014	2015	2014

Continuing operations
Natural gas and liquids sales		$37,013	$50,022	$98,444	$168,467
Less: royalties		(1,687)	(2,329)	(4,458)	(7,867)
Natural gas and liquids revenue		35,326	47,693	93,986	160,600

Operating expense		(4,913)	(4,280)	(13,359)	(11,228)
General and administrative expense		(2,148)	(1,991)	(7,910)	(7,631)
Depreciation expense	4	(23,660)	(21,930)	(64,144)	(64,131)
Exploration expense		-	-	-	(53)
Finance expense		(2,950)	(3,459)	(8,561)	(11,166)
Gains (losses) on derivatives	5	7,748	3,155	15,261	(19,230)
Other income (expenses)	12	257	12	439	(13,566)
Income before taxes from continuing operations		9,660	19,200	15,712	33,595
Income tax expense	8	(2,701)	(4,999)	(6,742)	(12,680)
Net income and comprehensive income from continuing operations		6,959	14,201	8,970	20,915

Discontinued operations
Net loss from discontinued operations	14	-	-	-	(58,894)
Net income (loss) and comprehensive income (loss)		$6,959	$14,201	$8,970	$(37,979)

Net income (loss) per share	10
Basic and diluted - from continuing operations		$0.04	$0.08	$0.05	$0.12
Basic and diluted - from discontinued operations		-	-	-	(0.35)
Basic and diluted		$0.04	$0.08	$0.05	$(0.23)

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd - 24

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debenture equity component	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2014		$2,234,959	$8,348	$90,904	$(1,239,885)	$1,094,326
Net income and comprehensive income			-	-	8,970	8,970
Share based compensation	9, 11	1,389	-	3,001	-	4,390
Conversion of Convertible Debenture		10	-	-	-	10
Maturity of Convertible Debenture		-	(8,348)	8,348	-	-
Balance, September 30, 2015		$2,236,358	$-	$102,253	$(1,230,915)	$1,107,696

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non-controlling interest	Total shareholders' equity
Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413
Net loss and comprehensive loss		-	-	-	(37,979)	(37,979)	(85)	(38,064)
Share based compensation	9, 11	4,639	-	(1,488)	-	3,151	-	3,151
Change in ownership interest, share based compensation		-	-	-	-	-	334	334
Dividends declared by Longview ($0.04 per Longview share)		-	-	-	-	-	(1,032)	(1,032)
Disposition of Longview	14	-	-	-	-	-	(128,996)	(128,996)
Balance, September 30, 2014		$2,234,237	$8,348	$90,788	$(1,293,567)	$1,039,806	$-	$1,039,806

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd - 25

Consolidated Statement of Cash Flows

		Three months ended		Nine months ended
		September 30		September 30
(thousands of Canadian dollars) (unaudited)	Notes	2015	2014	2015	2014

Operating Activities
Income before taxes from continuing operations		$9,660	$19,200	$15,712	$33,595
Add (deduct) items not requiring cash:
Share based compensation	9, 11	659	539	2,269	1,576
Depreciation expense	4	23,660	21,930	64,144	64,131
Exploration and evaluation expense		-	-	-	53
Unrealized loss (gain) on derivatives	5	219	(5,987)	8,695	7,457
Loss on sale of assets		-	(11)	-	1,489
Accretion income - Questfire Debenture		-	-	-	(557)
Loss on disposition of Questfire Debenture		-	-	-	13,833
Unrealized gain - Questfire Class B Shares		-	-	-	(3,150)
Unrealized loss on other liability		-	-	-	3,000
Finance expense		2,950	3,459	8,561	11,166
Expenditures on decommissioning liability	7	(319)	(32)	(710)	(79)
Changes in non-cash working capital	13	2,790	16,333	(15,079)	(10,825)
Cash provided by operating activities - continuing operations		39,619	55,431	83,592	121,689
Cash provided by operating activities - discontinued operations	14	-	-	-	12,434
Cash provided by operating activities		39,619	55,431	83,592	134,123

Financing Activities
Increase (decrease) in bank indebtedness	6	8,833	(446)	176,650	(82,791)
Maturity of convertible debenture		-	-	(86,240)	-
Interest paid		(3,122)	(2,993)	(10,128)	(8,714)
Cash provided by (used in) financing activities - continuing operations		5,711	(3,439)	80,282	(91,505)
Cash provided by financing activities - discontinued operations	14	-	-	-	435
Cash provided by (used in) financing activities		5,711	(3,439)	80,282	(91,070)

Investing Activities
Expenditures on property, plant and equipment	4, 13	(45,330)	(51,218)	(162,682)	(136,731)
Expenditures on exploration and evaluation assets		-	(774)	(1,192)	(2,587)
Disposition of investments		-	-	-	17,500
Property dispositions		-	-	-	(211)
Cash used in investing activities - continuing operations		(45,330)	(51,992)	(163,874)	(122,029)
Cash provided by investing activities - discontinued operations	14	-	-	-	78,976
Cash used in investing activities		(45,330)	(51,992)	(163,874)	(43,053)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd - 26

Notes to The Interim Consolidated Financial Statements

September 30, 2015 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation
(a)	Statement of compliance

The Corporation prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The CICA Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2014. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 5, 2015, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2014.

The methods used to measure fair values of derivative instruments are discussed in note 5.

(c)	Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

Advantage Oil & Gas Ltd - 27

3.	Significant accounting policies
(a)	Accounting policy applied to recent event

On May 27, 2015, shareholders of the Corporation voted in favor of a resolution to approve the Restricted and Performance Award Incentive Plan as described in the management information circular dated April 24, 2015 (see note 11(b)). The effect of this vote was to give shareholder approval to the existing plan approved by the Board of Directors on April 14, 2014, and in so doing, enable the Corporation to settle awards under the plan with shares, which is the intention of the Corporation. As such, the plan is no longer “cash-settled,” but “equity-settled” as defined in IFRS 2, Share Based Payments. In accordance with the requirements of IFRS 2, the liability on the statement of financial position at May 27, 2015 relating to awards granted under this plan was transferred to equity (contributed surplus), and revaluation will no longer occur at each reporting date.

4.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2013	$2,104,397	$5,240	$2,109,637
Additions	252,556	-	252,556
Change in decommissioning liability (note 7)	19,938	-	19,938
Disposition of Longview (note 14)	(664,090)	-	(664,090)
Transferred from exploration and evaluation assets	1,316	-	1,316
Balance at December 31, 2014	$1,714,117	$5,240	$1,719,357
Additions	135,945	242	136,187
Change in decommissioning liability (note 7)	3,860	-	3,860
Balance at September 30, 2015	$1,853,922	$5,482	$1,859,404
Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2013	$459,113	$3,090	$462,203
Depreciation	91,168	430	91,598
Disposition of Longview (note 14)	(208,375)	-	(208,375)
Balance at December 31, 2014	$341,906	$3,520	$345,426
Depreciation	63,850	294	64,144
Balance at September 30, 2015	$405,756	$3,814	$409,570

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2014	$1,372,211	$1,720	$1,373,931
At September 30, 2015	$1,448,166	$1,668	$1,449,834

Advantage Oil & Gas Ltd - 28

5.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at September 30, 2015, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd - 29

5.	Financial risk management (continued)
(a)	Price and currency risk

As at September 30, 2015, the Corporation’s natural gas hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	AECO ($Cdn.)
Q4 2015	80.6 mmcf/d	$3.83/mcf
Q1 2016 to Q4 2016	94.8 mmcf/d	$3.62/mcf
Q1 2017 to Q4 2017	34.4 mmcf/d	$3.37/mcf
Q1 2018	19.0 mmcf/d	$3.27/mcf

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

(b)	Capital management

Advantage’s capital structure as at September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015	December 31, 2014
Bank indebtedness (non-current) (note 6)	$285,707	$109,970
Working capital deficit (1)	12,273	57,264
Net debt	297,980	167,234
Convertible debenture maturity value (current)	-	86,250
Total debt	$297,980	$253,484
Shares outstanding (note 9)	170,715,478	170,067,650
Share closing market price ($/share)	$6.97	$5.56
Market capitalization (2)	1,189,887	945,576
Total capitalization	$1,487,867	$1,199,060

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

6.	Bank indebtedness

	September 30, 2015	December 31, 2014
Revolving credit facility	$286,982	$110,332
Discount on Bankers Acceptances and other fees	(1,275)	(362)
Balance, end of period	$285,707	$109,970

As at September 30, 2015, the Corporation had credit facilities (the "Credit Facilities") of $450 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $430 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2016 unless extended at the option of the syndicate for a further 364 day period. The only financial covenant is a requirement to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was met at September 30, 2015 and December 31, 2014.

Advantage Oil & Gas Ltd - 30

7.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2015 and 2074. A risk-free rate of 2.21% (December 31, 2014 – 2.33%) and an inflation factor of 2% (December 31, 2014 – 2%) were used to calculate the fair value of the decommissioning liability at September 30, 2015. A reconciliation of the decommissioning liability is provided below:

	Nine months ended	Year ended
	September 30, 2015	December 31, 2014
Balance, beginning of year	$48,878	$100,616
Accretion expense	845	1,364
Liabilities incurred	1,221	4,218
Change in estimates	(1,157)	683
Effect of change in risk-free rate	3,796	15,037
Liabilities settled	(710)	(482)
Disposition of Longview (note 14)	-	(72,558)
Balance, end of period	$52,873	$48,878

8.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. A deferred tax asset has not been recognized for capital losses, since recognition is dependent on the realization of future taxable capital gains.

9.	Share capital
(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2013	168,382,838	$2,229,598
Share based compensation (note 11)	1,684,812	5,361
Balance at December 31, 2014	170,067,650	$2,234,959
Share based compensation (note 11)	646,666	1,389
Conversion of convertible debenture	1,162	10
Balance at September 30, 2015	170,715,478	$2,236,358

Advantage Oil & Gas Ltd - 31

10.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Net income (loss) attributable to Advantage shareholders
Basic and diluted - continuing operations	$6,959	$14,201	$8,970	$20,915
Basic and diluted - discontinued operations	-	-	-	(58,894)
Basic and diluted	$6,959	$14,201	$8,970	$(37,979)

Weighted average shares outstanding
Basic	170,714,841	169,789,466	170,562,541	169,285,165
Stock Option Plan	893,362	1,247,084	853,906	1,591,212
Performance Incentive Plan	282,737	-	180,180	-
Diluted	171,890,940	171,036,550	171,596,627	170,876,377

The calculation of diluted net income (loss) per share for the nine months ended September 30, 2015 and 2014 and three months ended September 30, 2014 excludes the convertible debenture, as its impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debenture excluded from the diluted net income (loss) per share calculation for the nine months ended September 30, 2015 was 1,065,359 shares. Total weighted average shares issuable in exchange for the convertible debenture excluded from the diluted net income (loss) per share calculation for both the three and nine months ended September 30, 2014 was 10,029,070 shares. On January 30, 2015, the convertible debenture matured and was settled in cash, with the exception of $10,000, which was converted to 1,162 common shares. As at December 31, 2014, the total convertible debenture outstanding was convertible to 10,029,070 shares.

The calculation of diluted net income (loss) per share for the three and nine months ended September 30, 2014 excluded the effects of the Performance Incentive Plan, as this plan was cash-settled until May 27, 2015 (note 3(a)).

Advantage Oil & Gas Ltd - 32

11.	Share based compensation

(a)	Stock option plan

The following tables summarize information about changes in stock options outstanding at September 30, 2015:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2013	13,060,843	$3.68
Exercised	(7,435,115)	3.67
Granted	3,777,255	5.00
Forfeited/cancelled	(4,258,307)	3.70
Balance at December 31, 2014	5,144,676	$4.63
Exercised	(1,733,154)	3.89
Granted	987,928	6.82
Forfeited/cancelled	(19,764)	5.37
Balance at September 30, 2015	4,379,686	$5.42

Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$4.43 - $5.87	3,380,684	2.26	$5.00	943,045	$5.02
$5.88 - $6.82	999,002	4.51	6.81	1,972	6.19
$4.43 - $6.82	4,379,686	2.77	$5.42	945,017	$5.02

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at September 30, 2015, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2013	-
Granted	409,702
Forfeited	(3,560)
Balance at December 31, 2014	406,142
Granted	263,510
Forfeited	(3,560)
Balance at September 30, 2015	666,092

Advantage Oil & Gas Ltd - 33

11.	Share based compensation (continued)

Share based compensation recognized by plan for the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Stock Option Plan	$589	$796	$1,874	$2,427
Performance Incentive Plan	537	148	2,004	338
RSPIP (1)	-	-	-	1,058
Total share based compensation	1,126	944	3,878	3,823
Capitalized	(467)	(405)	(1,609)	(1,581)
Net share based compensation expense	$659	$539	$2,269	$2,242

From continuing operations	$659	$539	$2,269	$1,576
From discontinued operations	-	-	-	666
	$659	$539	$2,269	$2,242

(1)	Relates solely to discontinued operations

12.	Other income (expenses)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Interest income - Questfire Debenture	$-	$-	$-	$455
Accretion income - Questfire Debenture	-	-	-	557
Loss on disposition of Questfire Debenture	-	-	-	(13,833)
Unrealized gain - Questfire Class B Shares	-	-	-	3,150
Unrealized loss on other liability	-	-	-	(3,000)
Gain (loss) on sale of assets	-	11	-	(1,489)
Miscellaneous income	257	1	439	594
Total other income (expenses)	$257	$12	$439	$(13,566)

Advantage Oil & Gas Ltd - 34

13.	Supplementary cash flow information – continuing operations

Changes in non-cash working capital is comprised of:

	Nine months ended
	September 30
	2015	2014
Source (use) of cash:
Trade and other receivables	$5,057	$(2,432)
Prepaid expenses and deposits	(402)	(393)
Trade and other accrued liabilities	(49,646)	723
	$(44,991)	$(2,102)

Related to operating activities	$(15,079)	$(10,825)
Related to financing activities	(1,808)	224
Related to investing activities	(28,104)	8,499
	$(44,991)	$(2,102)

Advantage Oil & Gas Ltd - 35

14.	Discontinued operations

The Corporation was previously comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates a natural gas focused property in Alberta. Longview developed and operated primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan. On February 28, 2014, the Corporation discontinued the Longview segment by selling its investment in Longview pursuant to an Offering.

Results of the discontinued Longview segment are as follows:

	Nine months ended
	September 30
(thousands of Canadian dollars)	2015	2014 (1)

Petroleum and natural gas sales	$-	$24,715
Less: royalties	-	(4,108)
Petroleum and natural gas revenue	-	20,607

Operating expense	-	(7,022)
General and administrative expense	-	(1,891)
Depreciation expense	-	(6,138)
Finance expense	-	(1,189)
Losses on derivatives	-	(4,323)
Non-controlling interest	-	85
Income before taxes from discontinued operations	-	129
Income tax expense	-	(198)
Loss from discontinued operations	-	(69)
Loss on disposition of Longview	-	(58,825)
Net loss from discontinued operations	$-	$(58,894)

(1)	Results from January 1, 2014 to February 28, 2014

Cash flows of the discontinued Longview segment are as follows:

	Nine months ended
	September 30
(thousands of Canadian dollars)	2015	2014

Cash flow from operating activities	$-	$12,434
Cash flow from financing activities	-	435
Cash flow from investing activities	-	78,976

Advantage Oil & Gas Ltd - 36

Directors

Jill Angevine (1)

Stephen E. Balog (1)(2)(3)

Grant Fagerheim (2)(3)

Paul G. Haggis (1)(2)(3)

Andy J. Mah

Ronald A. McIntosh (2)(3)

(1) Member of Audit Committee

(2) Member of Reserve Evaluation Committee

(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO

Craig Blackwood, Vice President, Finance and CFO

Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner

Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia

National Bank of Canada

Royal Bank of Canada

Canadian Imperial Bank of Commerce

Union Bank, Canada Branch

Alberta Treasury Branches

Wells Fargo Bank N.A., /Canada Branch

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls - barrels

bbls/d - barrels per day

boe - barrels of oil equivalent (6 mcf = 1 bbl)

boe/d - barrels of oil equivalent per day

mcf - thousand cubic feet

mcf/d - thousand cubic feet per day

mmcf - million cubic feet

mmcf/d - million cubic feet per day

bcf - billion cubic feet

tcf - trillion cubic feet

gj - gigajoules

NGLs - natural gas liquids

WTI - West Texas Intermediate

Corporate Office

300, 440 – 2nd Avenue SW

Calgary, Alberta T2P 5E9

(403) 718-8000

Contact Us

Toll free: 1-866-393-0393

Email: ir@advantageog.com

Visit our website at www.advantageog.com

Toronto Stock Exchange Trading Symbols

Shares: AAV

New York Stock Exchange Trading Symbol

Shares: AAV

Advantage Oil & Gas Ltd - 37